Exhibit 99.3

PRESS RELEASE

U.S. District Court Rules in Favor of Sanofi U.S.

in Eloxatin® Patent Litigation

- Eloxatin®’s US market exclusivity maintained through August 2012 -

Paris, France - September 19, 2011 - Sanofi (EURONEXT:SAN and NYSE: SNY) announced today that the U.S. District Court for the District of New Jersey has ruled against Sun Pharmaceuticals LTD. (Sun) in favor of Sanofi U.S. with respect to a contractual dispute arising from the resolution of the Eloxatin® (oxaliplatin) patent litigation.

Sun had appealed the District Court’s April 2010 ruling requiring Sun to cease selling its at-risk generic oxaliplatin products as of June 30, 2010. In December 2010 the U.S. Court of Appeals for the Federal Circuit vacated the District Court’s ruling and remanded the case to the District Court of New Jersey for further consideration.

The District Court’s latest ruling maintains Eloxatin®’s US market exclusivity through August 9, 2012.

Sanofi remains committed to Eloxatin® as an important therapeutic option for healthcare professionals treating patients with colorectal cancer.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). www.sanofi.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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Contacts:
Media Relations	Investor Relations
Jean-Marc Podvin	Sebastien Martel
Tel: +33 (0) 1 53 77 4646	Tel: +33 1 53 77 45 45
E-mail: mr@sanofi.com	E-mail: ir@sanofi.com

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